Delisting Determination,The Nasdaq Stock Market, LLC,
November 7, 2007, Sento Corporation. The Nasdaq
Stock Market, LLC (the Exchange) has determined to remove from listing the common stock of Sento
Corporation (the Company), effective at the opening of business on November 19, 2007. Based on a review of the information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange based on the following Marketplace Rule: 4310(c)(14). The Company was notified of Staffs determination on July 18, 2007. The Company requested a review of the Staffs determination before the Listing Qualifications
Hearings Panel. Upon review of the information provided by the Company,the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace
Rule: 4310(c)(14).The Company was notified of the Panels decision on September 11, and trading in the Companys securities was suspended on September 13, 2007. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review
Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on October 26,2007.